UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

September 13, 2023 (September 13, 2023)

FORBION EUROPEAN ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41148	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4001 Kennett Pike, Suite 302 Wilmington, Delaware	19807
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +1 732 838-4533

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001 per share	FRBN	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	FRBNW	The Nasdaq Stock Market LLC
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	FRBNU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

Additional Working Capital Loan

On September 13, 2023, Forbion European Acquisition Corp. (the “Company”) issued an additional unsecured promissory note (the “Working Capital Note”) in the total principal amount of $450,000 to Forbion Growth Sponsor FEAC I B.V. (the “Sponsor”). The proceeds of the Working Capital Note will be used by the Company for general working capital purposes. The Sponsor funded the principal amount of $450,000 on September 13, 2023.

The Working Capital Note bears no interest and shall be due and payable on the earlier of (i) the date of consummation of the Company’s initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”) and (ii) December 14, 2023 (the “Maturity Date”). In the event that the Company does not consummate a Business Combination, the Working Capital Note will be repaid only from amounts remaining outside of the Company’s trust account established in connection with the Company’s initial public offering of its securities (the “IPO” and such trust account the “Trust Account”), if any.

A failure to pay the principal outstanding amount of the Working Capital Note within five business days following the date when due or the commencement of a voluntary or involuntary bankruptcy action of the Company shall be deemed an event of default, in which case the Sponsor may declare the Working Capital Note due and payable immediately.

The issuance of the Working Capital Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

A copy of the Working Capital Note is attached as Exhibit 10.1 to this Current Report on Form 8-K (the “Current Report”) and is incorporated herein by reference. The disclosures set forth in this Item 2.03 are intended to be summaries only and are qualified in their entirety by reference to the Working Capital Note.

Second Business Combination Deadline Extension and Extension Loan Note

On September 13, 2023, the Company further extended the time available to consummate its Business Combination from September 14, 2023 to December 14, 2023 by having the Sponsor deposit an additional $1,265,000, or $0.10 per unit, into the Trust Account (the “Extension Funding”), in accordance with the Company’s Amended and Restated Memorandum and Articles of Association and the Investment Management Trust Agreement by and between the Company and Continental Stock Transfer & Trust Company, dated as of December 9, 2021.

In connection with the Extension Funding, on September 13, 2023, the Company issued an unsecured promissory note (the “Extension Note”) in the total principal amount of $1,265,000 to the Sponsor. The Sponsor funded the principal amount of $1,265,000 by depositing such amount into the Trust Account on September 13, 2023.

The Extension Note bears no interest and shall be due and payable on the earlier of (i) the date of consummation of the Business Combination and (ii) the Maturity Date. In the event that the Company does not consummate a Business Combination, the Extension Note will be repaid only from amounts remaining outside of the Trust Account, if any.

A failure to pay the principal outstanding amount of the Extension Note within five business days following the date when due or the commencement of a voluntary or involuntary bankruptcy action of the Company shall be deemed an event of default, in which case the Sponsor may declare the Extension Note due and payable immediately. The issuance of the Extension Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

A copy of the Extension Note is attached as Exhibit 10.2 to this Current Report and is incorporated herein by reference. The disclosures set forth in this Item 2.03 are intended to be summaries only and are qualified in their entirety by reference to the Extension Note.

Forward-Looking Statements

The information in this Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements regarding FEAC’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Current Report may include, for example, statements regarding FEAC’s ability to consummate the Business Combination.

All forward-looking statements are based on estimates and assumptions that, while considered reasonable by FEAC and its management are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond FEAC’s control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and should not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FEAC. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. These risks and uncertainties include the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against FEAC following this Current Report; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FEAC, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability of the combined company to meet stock exchange listing standards following the consummation of the Business Combination, the combined company’s ability to raise additional capital to fund its produce development activity, and its ability to maintain key relationships and to attract and retain talented personnel; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that the combined company may be adversely affected by changes in domestic and foreign business, market, financial, political, legal conditions and laws and regulations; the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination; or other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in FEAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, or other documents filed or to be filed from time to time by FEAC with the SEC.

Any forward-looking statement speaks only as of the date on which it was made. FEAC anticipates that subsequent events and developments will cause FEAC’s assessments to change. While FEAC may elect to update these forward-looking statements at some point in the future, FEAC specifically disclaims any obligation to do so, unless required by applicable law. Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

FEAC disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Current Report and such liability is expressly disclaimed.

Participants in the Solicitation

FEAC and its directors, managers, executive officers, other members of management and employees may be deemed participants in the solicitation of proxies from FEAC’s shareholders with respect to the Business Combination under the rules of the SEC. FEAC’s investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of FEAC’s directors and officers, without charge, in FEAC’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus, and other documents filed with the SEC.

No Offer or Solicitation

This Current Report is not a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Working Capital Promissory Note dated September 13, 2023, issued by Forbion European Acquisition Corp. to Forbion Growth Sponsor FEAC I B.V.

10.2	Extension Promissory Note dated September 13, 2023, issued by Forbion European Acquisition Corp. to Forbion Growth Sponsor FEAC I B.V.

104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 13, 2023

FORBION EUROPEAN ACQUISITION CORP.

By:	/s/ Jasper Bos
Jasper Bos
Chief Executive Officer

Exhibit 10.1

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE MAKER THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Principal Amount: $450,000	Dated as of September 13, 2023

Forbion European Acquisition Corp., a Cayman Islands exempted company (the “Maker”), promises to pay to the order of Forbion Growth Sponsor FEAC I B.V., a private limited liability company incorporated in the Netherlands, or its registered assigns or successors in interest (the “Payee”), the Principal Amount (as defined below) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds or as otherwise determined by the Maker to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. Principal. The principal amount of this Note is $450,000 and shall be funded within ten (10) business days of the date hereof by the Payee (the “Principal Amount”). The Principal Amount shall be due and payable on the earlier of (i) the date of consummation of the Maker’s initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”) and (ii) December 14, 2023 (the “Maturity Date”). The Payee understands that if a Business Combination is not consummated, any outstanding principal amount due under this Note will be repaid solely to the extent that the Maker has funds available to it outside of its trust account established in connection with its initial public offering of its securities (the “Trust Account” and such initial public offering, the “IPO”), and that all other amounts will be contributed to capital, forfeited, eliminated or otherwise forgiven. Any outstanding principal amount due under this Note may be prepaid at any time prior to the Maturity Date by the Maker, in whole or in part, at its election and without penalty, from funds available to it outside of the Trust Account. Once an amount under this Note is repaid by the Maker, it shall not be available for future drawdowns by the Maker.

2. Interest. No interest shall accrue on the unpaid principal balance of this Note.

3. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

4. Events of Default. The following shall constitute an event of default under this Note (“Event of Default”):

(a) Failure to Make Required Payments. Failure by the Maker to pay the outstanding principal amount due under this Note within five (5) business days following the Maturity Date.

(b) Voluntary Bankruptcy, Etc. The commencement by the Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as such debts become due, or the taking of corporate action by the Maker in furtherance of any of the foregoing.

(c) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days.

5. Remedies.

(a) Upon the occurrence of an Event of Default specified in Section 4(a) hereof, the Payee may, by written notice to the Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence of an Event of Default specified in Sections 4(b) and 4(c), the unpaid principal balance of this Note, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

6. Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to the Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

7. Unconditional Liability. The Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to the Maker or affecting the Maker’s liability hereunder.

8. Notices. All notices, statements, requests or other documents which are required or contemplated by this Note shall be: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party and (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

9. Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

10. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11. Trust Waiver. Notwithstanding anything herein to the contrary, the Payee, for the good and valuable consideration provided hereunder, the receipt and sufficiency of which is hereby acknowledged, hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any monies in, or any distribution of or from, the Trust Account, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever. The Payee hereby agrees not to make any Claim against the Trust Account (including any distributions therefrom other than a distribution from the Trust Account in connection with the consummation of a Business Combination of assets not needed to satisfy redemption requests made by public shareholders of the Maker), regardless of whether such Claim arises as a result of, in connection with or relating in any way to, this Note, or any other matter, and regardless of whether such Claim arises based on contract, tort, equity or any other theory of legal liability. To the extent the Payee commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Maker (including this Note), which proceeding seeks, in whole or in part, monetary relief against the Maker, the Payee hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such Claim shall not permit the Maker (or any person claiming on its behalf or in lieu of it) to have any claim against the Trust Account (including any distributions therefrom other than a distribution from the Trust Account in connection with the consummation of a Business Combination of assets not needed to satisfy redemption requests made by public shareholders of the Maker) or any amounts contained therein.

12. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

13. Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

Forbion European Acquisition Corp.

By:	/s/ Jasper Bos
Name:	Jasper Bos
Title:	Chief Executive Officer

By:	/s/ Sander Slootweg
Name:	Sander Slootweg
Title:	Chairman

Agreed and Acknowledged:

Forbion Growth Sponsor FEAC I B.V.

a private limited liability company incorporated in the Netherlands

By:	/s/ Cyril Lesser
Name:	Cyril Lesser
Title:	Director

[Signature Page to Promissory Note]

Exhibit 10.2

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE MAKER THAT SUCH REGISTRATION IS NOT REQUIRED.

PROMISSORY NOTE

Principal Amount: $1,265,000	Dated as of September 13, 2023

Forbion European Acquisition Corp., a Cayman Islands exempted company (the “Maker”), promises to pay to the order of Forbion Growth Sponsor FEAC I B.V., a private limited liability company incorporated in the Netherlands, or its registered assigns or successors in interest (the “Payee”), the Principal Amount (as defined below) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds or as otherwise determined by the Maker to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note. This Note is being entered into in connection with the second three-month extension of the Maker’s time available to consummate a Business Combination (as defined below) from September 14, 2023 to December 14, 2023, pursuant to and in accordance with Article 49.7 of the Maker’s Amended & Restated Memorandum and Articles of Association and as described in more detail in the Maker’s IPO (as defined below) prospectus dated December 9, 2021 and filed with the U.S. Securities and Exchange Commission on December 13, 2021.

1. Principal. On the date hereof, Payee shall wire an amount equal to the principal amount of this Note of $1,265,000 (the “Principal Amount”) to Continental Stock Transfer & Trust Company as trustee (the “Trustee”) for the Maker’s Trust Account (as defined below) following the Trustee’s wire transfer instructions provided by the Maker to the Payee, which funds will upon receipt be deposited by the Trustee into the Maker’s Trust Account. The Principal Amount shall be due and payable on the earlier of (i) the date of consummation of the Maker’s initial merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (a “Business Combination”) and (ii) December 14, 2023 (the “Maturity Date”). The Payee understands that if a Business Combination is not consummated, any outstanding principal amount due under this Note will be repaid solely to the extent that the Maker has funds available to it outside of its trust account established in connection with its initial public offering of its securities (the “Trust Account” and such initial public offering, the “IPO”), and that all other amounts will be contributed to capital, forfeited, eliminated or otherwise forgiven. Any outstanding principal amount due under this Note may be prepaid at any time prior to the Maturity Date by the Maker, in whole or in part, at its election and without penalty, from funds available to it outside of the Trust Account. Once an amount under this Note is repaid by the Maker, it shall not be available for future drawdowns by the Maker.

2. Interest. No interest shall accrue on the unpaid principal balance of this Note.

3. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

4. Events of Default. The following shall constitute an event of default under this Note (“Event of Default”):

(a) Failure to Make Required Payments. Failure by the Maker to pay any outstanding principal amount due under this Note within five (5) business days following the Maturity Date.

(b) Voluntary Bankruptcy, Etc. The commencement by the Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of the Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of the Maker generally to pay its debts as such debts become due, or the taking of corporate action by the Maker in furtherance of any of the foregoing.

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(c) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of the Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of the Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days.

5. Remedies.

(a) Upon the occurrence of an Event of Default specified in Section 4(a) hereof, the Payee may, by written notice to the Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence of an Event of Default specified in Sections 4(b) and 4(c), the unpaid principal balance of this Note, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of the Payee.

6. Waivers. The Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by the Payee under the terms of this Note, and all benefits that might accrue to the Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and the Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof, on any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by the Payee.

7. Unconditional Liability. The Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by the Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by the Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to the Maker or affecting the Maker’s liability hereunder.

8. Notices. All notices, statements, requests or other documents which are required or contemplated by this Note shall be: (i) in writing and delivered personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party and (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

9. Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

10. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

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11. Trust Waiver. Notwithstanding anything herein to the contrary, the Payee, for the good and valuable consideration provided hereunder, the receipt and sufficiency of which is hereby acknowledged, hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any monies in, or any distribution of or from, the Trust Account, and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever. The Payee hereby agrees not to make any Claim against the Trust Account (including any distributions therefrom other than a distribution from the Trust Account in connection with the consummation of a Business Combination of assets not needed to satisfy redemption requests made by public shareholders of the Maker), regardless of whether such Claim arises as a result of, in connection with or relating in any way to, this Note, or any other matter, and regardless of whether such Claim arises based on contract, tort, equity or any other theory of legal liability. To the extent the Payee commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Maker (including this Note), which proceeding seeks, in whole or in part, monetary relief against the Maker, the Payee hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such Claim shall not permit the Maker (or any person claiming on its behalf or in lieu of it) to have any claim against the Trust Account (including any distributions therefrom other than a distribution from the Trust Account in connection with the consummation of a Business Combination of assets not needed to satisfy redemption requests made by public shareholders of the Maker) or any amounts contained therein.

12. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

13. Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

Forbion European Acquisition Corp.

By:	/s/ Jasper Bos
Name:	Jasper Bos
Title:	Chief Executive Officer

By:	/s/ Sander Slootweg
Name:	Sander Slootweg
Title:	Chairman

Agreed and Acknowledged:

Forbion Growth Sponsor FEAC I B.V.

a private limited liability company incorporated in the Netherlands

By:	/s/ Cyril Lesser
Name:	Cyril Lesser
Title:	Director

[Signature Page to Promissory Note]

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